INVEST IN **ANTELOPE RECOVERY**

Essential mental healthcare for teens



Antelope Recovery
Essential teen mental healthcare

anteloperecovery.com Boulder Colorado

Technology | Female Founder | Healthcare | B2C

LEAD INVESTOR



Jeff Rose

I'm investing in Antelope Recovery because I believe in the team, the mission, and the market opportunity. Not only will this service immediately help teens in need, but it will also develop a suite of technology and capabilities that could be widely applicable for treating mental health across the country. With a growing number of teens struggling across the country (and the world), we need innovative, compassionate organizations who combine clinical treatment experience with modern, online first sensibilities. The team at Antelope has what it takes to succeed, and I'm happy to help get them off the ground.

Invested $10,000 this round

Highlights

1. ❤ Growing market. In the US, 10 million teens need IOP, and 90% are currently unable to access it.
2. ❤ Now is the time. Telehealth regulations have transformed post-COVID, opening the door for change.
3. ❤ The founding team has 40+ years of experience in healthcare.

Our Team



Shelby Robbins Founder & CEO

Shelby is committed to driving change in teen mental healthcare. Having had a front-row seat to teen mental illness and recovery personally and professionally for the better part of the last 10 years, Shelby uses that insight to innovate in teen care.



Megan Rose Head of Data and Security

Megan has extensive experience in tech leadership and graduated from Stanford with an MS in engineering. Her experience in data analytics and visualization drive data-based strategic decisions across Antelope Recovery.



Anh Nguyen, LPC Clinical Director

Anh has over 10 years of clinical leadership experience. She is a strategic force of nature, helping us to design a comprehensive program, build a scalable and robust team, while also navigating the complexities of the IOP daily operations.



Katia Nikitina, MSW Clinical Manager

Katia has over 10 years of experience in healthcare leadership and an MSW from the University of Denver. She is a key strategic force in developing our clinical team, treatment protocol, and essential operations structures.

At Antelope Recovery, we are addressing the teen mental health crisis head on.


In the USA, 1/10 adolescents struggle with a severe mental illness (SMI*).
Unfortunately, less than half have access to essential mental healthcare.
???
*SMI: addiction, schizophrenia, bipolar, and psychosis
(this includes suicidal + homicidal ideation)


When teens don't get the care they need...
• Their lifespan shortens by an average of 30 years
• May develop a chronic, life-long disability
• A lack of appropriate treatment at the right time costs families and communities $317 billion per year

The future generations are not set up to succeed.

Available care for teens has decreased, with over half of all long-term care centers in the US closing down since 2020. Meanwhile, mental health issues are rising, with a 50% increase in teen suicide attempts since 2019.


Rise of depressive episodes in Teens
% with high depressive symptoms
29
27
25
23
21
19
17
15
13
1991
1993
1995
1997
1999
2001
2003
2005
2007
2009
2011
2013
2015
2017
Males
Females

Source: Twenge and Haidt

Learn more about the teen mental health crisis:

- **A detailed article written by our team on the teen mental health crisis.**
- One of our favorite books that provides insight into how the mental healthcare system got here.

Our teens need help. We can do so much better for our teens.

At Antelope Recovery we can build essential emergency healthcare infrastructure for teens in need.

We are developing remotely accessible intensive outpatient programs for teens struggling with severe mental health disorders. We can help families who usually wouldn't have access to these services stabilize, heal, and recover.

What is Virtual Intensive Outpatient Therapy (vIOP)?

IOP is an emergency mental healthcare service for struggling teens. It is extensively research backed. It is for teens that need more than one hour of therapy per week.

- 5-20 hours of therapy per week
- 30-120 days of treatment
- Includes 1:1 therapy, family therapy, group therapy, and psychiatric support.

The social impact of this project is immense

On average, it takes three months for people with mental illness to receive the care they need. Unfortunately, this is often too late. During this three-month wait period, families, communities, and case workers often expend all of their energy to prevent the worst from happening. This process can result in worsened symptoms for the patient and feelings of hopelessness, fear, and overwhelm in those around them.

So... What would our communities look like if we could get our teens appropriate mental health care?

Teens would stay in high school, be less likely to go on disability, and have a longer lifespan by, on average, 30 years.

Not only can your contribution change lives... We're in a position for it to be a successful investment.

Explosive growth potential lies ahead



3-year revenue projections
$20,000,000
$15,000,000


$16.2M
2025 Year-End
Run Rate
$10,000,000
$5,000,000
$0
2023
2024
2025
Forward looking projections cannot be guaranteed

(This assumes we can grow at the capacity to accept 15 new clients per month and that we can maintain at least at 75% capacity. This assumes our families and insurance companies will pay for the standard rate of IOP).


Where is our income coming from?
Rural and frontier families can afford IOP care. Commercial Insurance, on average, pays for 30-60 days of IOP care, at $1300/day. We will begin with on-boarding commercial insurance our first year open!
Employer-Sponsored %
Medicaid %
Medicare %
Individually Purchased %
Uninsured %
Percentage Insured
Frontier 10.7% 9.0% 15.9% 27.0% 37.3%
Rural 12.2% 10.0% 15.8% 25.0% 36.8%
Urban 6.6% 8.7% 12.6% 17.7% 54.1%

We need funding in-order to launch this program.

Understandably, the teen mental healthcare industry has high barriers to entry. Getting off the ground is a critical challenge. This is our "zero to one" moment.

We are undergoing extensive legal processes to ensure our program is safe and high quality. We need financial support in-order to build this essential healthcare infrastructure for our teens.


We have a strong 2nd mover advantage
We have learned A LOT from watching the first round of mental health tech companies since 2020. We have learned....
• Contracting therapists doesn't work. Making sure they're compliant with insurance laws has a huge overhead that isn't scalable.
• Membership based mental healthcare doesn't work.
• 24/7 text lines to your therapist doesn't work (and isn't healthy!)
What does work and what can we improve on?
• Improving engagement
• Improving quality of care through strategic data collecting and feedback implementation
• Online IOP does work! The idea has been validated

How we can address what is missing in mental health care:

1. **Precision and measurement-based care:**

90% of programs do not track client data. Learn more about our data strategy in this article, written by our head of Data. Even implementing simple data practices could transform mental healthcare - a field that does not have the luxury of utilizing different biomarker's - and allow us to develop a precision model for treating mental illness.

2.Servicing large industry gaps:

There is a huge need for this type of infrastructure. Building a mental health company, is not about client acquisition. It is about organizing providers effectively, and scaling those providers successfully.


Colorado's large mental health deserts:
In Colorado, we are lacking in mental health resources. As a result, we do not have enough programs to treat the teens who need help.
Source: Colorado Rural Health Center
Key:
Acute Treatment Unit
Community Mental Health
Centers
Residential Inpatient Treatment
*Las Animas county is as large as Connecticut and does not have a mental health facility
Moffat
Routt
Jackson
Larimer
Weld
Logan
Sedgwick
Phillips
Morgan
Rio Blanco
Grand
Boulder
Broomfield
Adams
Yuma
Washington
Gilpin
Clear Creek
Arapahoe
Garfield
Eagle
Summit
Jefferson
Douglas
Elbert
Kit Carson
Mesa
Pitkin
Lake
Park
Teller
El Paso
Lincoln
Cheyenne
Delta
Gunnison
Chaffee
Fremont
Kiowa
Montrose
Crowley
Ouray
Saguache
Custer
Pueblo
San Miguel
Hinsdale
Otero
Bent
Prowers
Dolores
San Juan
Mineral
Rio Grande
Alamosa
Huerfano
Montezuma
La Plata
Archuleta
Conejos
Costilla
Las Animas
Baca

3.Highly accessible online programming:

Online therapy is extensively research-backed and has been studied for decades. Online programming does not mean that teens are sitting in front of a screen for 20 hours a week. We are building a program that includes creating an "ecology" of support nested in teens lives. Teens will be connecting with teachers, coaches, and local communities as a part of treatment.

4.Building a stable and strong clinical team:

Often, mental healthcare workers have terrible mental health. We get that

providing healthcare in the current model is extremely challenging to do long-term. We know that prioritizing the health of our caseworkers and clinicians is one of the only ways we can ensure the highest quality healing for our clients. By offering competitive pay, we can address these long-term issues in the mental health field. Because our program is designed by clinicians, we know what clinicians need to thrive in their work.

Technology:

Megan Rose, our current head of Data and Security, is currently providing us with tech leadership and we are excited to see what is in store for us as we grow. We are currently using **Kareo** as our electronic health record system (ehr), billing system, and client dashboard. There is an immense opportunity for developing tech solutions that can support service companies like ours in streamlining therapeutic tools and empowering clients and clinicians with access to data.

Our first 100 clients

Our first 100 clients are located in rural Colorado mountain towns with a strong need for resources. We are starting with private pay clients to build out our insurance billing systems with lots of care once we've opened our doors and have access to more capital. Thoughtful insurance negotiations are essential to our expansion.

Once we have penetrated Colorado's western slope, we will then expand into southern and eastern Colorado during the second half of 2023 once we have insurance capacities.

Why we're doing this



Our Founder, Shelby Robbins, has been on a mission to transform teen mental health since her best friend and partner of 5 years developed a heroin addiction and passed away due to an overdose in 2018.

Shelby had a front-row seat to the horrors of teen mental illness when supporting Kris as he navigated years of rehab facilities, halfway houses, jail, therapy, spiritual programs, NA, and homelessness. She has witnessed


addiction tear apart families and communities.
She has since dedicated her time to helping teens and families heal.

Join us in providing this essential healthcare service to teens and families.

Through Antelope, we strive to help struggling teens and families get the care they need, regardless of where they live.

Downloads

Wefunder Pitch Deck .pdf